Richard E. Baltz Richard.Baltz@aporter.com +1 202.942.5124 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

July 17, 2012

BY EDGAR

Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	magicJack Vocal Tec Ltd. Preliminary Proxy Statement filed July 3, 2012 File No. 000-27648

Dear Mr. Spirgel:

We are writing on behalf of our client, magicJack VocalTec Ltd. (“magicJack” or the “Company”) in response to the Staff’s comment letter dated July 13, 2012.  To facilitate the Staff’s review, we have restated the comment below and provided our response.

General

Based on your current disclosure, it appears that shareholder approval for proposals number two, three and four are required under Israeli law. Please revise your discussion of these proposals to identify the applicable Israeli law that requires shareholder approval. In addition, please discuss the consequences if these proposals are not approved.

Response:

We propose to revise the language in the proxy statement to include a citation to the relevant provision of the Israeli Companies Law and to clarify that the proposed action will not be taken if the proposal is not approved by shareholders.  Our proposed disclosure with respect to Proposal 2 is as follows:

Larry Spirgel
Division of Corporation Finance
July 17, 2012

Under Section 270(3) of the Companies Law, the terms of office of directors of an Israeli public company must be approved by the shareholders of the company.

In the event Proposal 2 is not approved, the terms of office of the Company’s non-external directors will remain as approved by the Company’s shareholders on December 17, 2010.

Additionally, with respect to Proposal 2, we intend to clarify that shareholders will be approving terms for both the Company’s current and future non-external directors.  Thus, we have added the following clarifying phrase in the proposal and in the description of Proposal 2 in the proxy statement:

To approve the cash compensation and expense reimbursement of the Company’s current and future non-external directors (other than Mr. Daniel Borislow and Dr. Yuen Wah Sing)

We also added the following clarifying statement under the description of Proposal 2:

The foregoing shall not apply to Mr. Daniel Borislow, whose compensation and expense reimbursement will remain unchanged, or Dr. Yuen Wah Sing, who does not receive compensation in his capacity as a director in the Company.

Our proposed disclosure with respect to Proposal 3 is as follows:

Under Section 270(3) to the Companies Law and the related regulations thereunder, the terms of office of external directors of an Israeli public company must be approved by the shareholders of the company.

In the event Proposal 3 is not approved, the terms of office of the Company’s external directors will remain as approved by the Company’s shareholders on April 28, 2011.

Larry Spirgel
Division of Corporation Finance
July 17, 2012

Our proposed disclosure with respect to Proposal 4 is as follows:

Under Section 270(4) of the Companies Law, the terms of office of an officer who is also a controlling shareholder of an Israeli public company must be approved by the shareholders of the company.  Because Mr. Daniel Borislow may be deemed to be a controlling shareholder of the Company, the Company is seeking shareholder approval of the share arrangement described below.

In the event Proposal 4 is not approved, the Company will not enter into the share arrangement described in the proposal.

Shareholder Approval of Certain Executive Compensation. page 14

We note your disclosure that you need shareholder approval for arrangements with a director regarding compensation for non-directorial duties in a public company. Please expand your discussion to discuss if your current directors receive compensation for nondirectorial duties. If so, please describe these duties and the related compensation.

Response:

Our proposed disclosure in response to the comment is set forth below.  This language would replace the first and second paragraph under “Shareholder Approval of Certain Executive Compensation.”

Under the Companies Law, arrangements between our company and our directors as to the terms of their office, and an arrangement with a director regarding compensation for non-directorial duties in our company, requires the approval of the audit committee followed by the approval of the board of directors and the shareholders of the company.  Because one of our directors, Mr. Borislow, may also be deemed to be a controlling shareholder, Israeli law requires that a special majority of shareholders approve his compensation, as described below.  Mr. Daniel Borislow serves as our Chief Executive Officer and has received an annual payment (paid quarterly) of $200,000 in such capacity since January 2011.  Dr. Yuen Wah Sing serves as President of TigerJet Network, Inc., our indirect wholly owned subsidiary, and has received an annual salary of $158,124 in such capacity since June 2008, prior to his appointment as one of our directors.

Larry Spirgel
Division of Corporation Finance
July 17, 2012

As requested in the Staff’s letter, on behalf of the Company we have been authorized to acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comment do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 202-942-5124 or Theresa Nguyen at 202-942-5516 if you have any questions or would like additional information regarding this matter.

Sincerely, /s/ Richard E. Baltz Richard E. Baltz

cc:	Brandon Hill
Peter Russo